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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                    FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For The Fiscal Year Ended December 31, 2000

          OR

[     ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


                    For the transition period _____ to _____

                             COMMISSION FILE NUMBER
                                     0-27222

         CFC INTERNATIONAL, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                             CFC INTERNATIONAL, INC.
                                500 State Street
                            Chicago Heights, IL 60411


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REQUIRED INFORMATION


                                                                      Page
                                                                      ----

(a)  Financial Statements - Plan financial statements and             3-14
     schedules prepared in accordance with financial reporting requirements of ERISA.

     See accompanying Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)  Signatures                                                       15

(c)  Exhibits                                                         16

     23   Consent of Independent Accountants


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CFC International, Inc.
Employees' Savings and Investment Plan
Report on Audits of Financial Statements and Supplemental Schedules

As of December 31, 2000 and 1999 and for the Year Ended December 31, 2000

CFC International, Inc.
Employees' Savings and Investment Plan

Index of Financial Statements and Supplemental Schedules
--------------------------------------------------------------------------------


                                                                     Page(s)
                                                                     -------

Report of Independent Accountants                                    5

Financial Statements:
  Statement of Net Assets Available for Plan Benefits,
    December 31, 2000 and 1999                                       6

  Statement of Changes in Net Assets Available for
    Plan Benefits for the Year Ended December 31, 2000               7

  Notes to Financial Statements                                      8-11

Supplemental Schedules:
  Schedule of Assets Held for Investment Purposes at End of Year
    December 31, 2000                                                Schedule I

  Schedule of Non-Exempt Transactions for the Year
    Ended December 31, 2000                                          Schedule II



All other schedules of additional information required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants



To the Participants and Administrator of the CFC International, Inc. Employees' Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of CFC International, Inc. Employees' Savings and Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets Held for Investment Purposes at End of Year and Schedule of Non-Exempt Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP
May 25, 2001





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CFC International, Inc.
Employees' Savings and Investment Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2000 and 1999
--------------------------------------------------------------------------------



                                                       2000        1999
                                                       ----        ----
Assets

Investments:
  Participant directed investments                  $7,675,235   $8,279,473
  Loans to participants                                 68,403       73,744
                                                    ----------   ----------
                                                     7,743,638    8,353,217
                                                    ----------   ----------
Receivables:
  Employer contributions                                10,675       10,584
  Employee contributions                                35,478       34,376
                                                    ----------   ----------
                                                        46,153       44,960
                                                    ----------   ----------
Net assets available for plan benefits              $7,789,791   $8,398,177
                                                    ==========   ==========


   The accompanying notes are an integral part of these financial statements.

CFC International, Inc.
Employees' Savings and Investment Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000
--------------------------------------------------------------------------------



Additions:
    Investment income (loss):
      Net investment loss from mutual fund investments ........     $  (316,773)
      Net depreciation in fair value of equity securities .....         (51,096)
      Interest income .........................................           5,630
                                                                    -----------
           Net investment loss ................................        (362,239)
                                                                    -----------
    Contributions:
      Employer ................................................         140,244
      Employee ................................................         464,977
                                                                    -----------
           Total contributions ................................         605,221
                                                                    -----------
           Total additions ....................................         242,982
                                                                    -----------
Deductions:
    Benefits paid to participants .............................         851,368
                                                                    -----------
           Total deductions ...................................         851,368
                                                                    -----------
Net deductions ................................................        (608,386)
Net assets available for plan benefits, beginning of year .....       8,398,177
                                                                    -----------
Net assets available for plan benefits, end of year ...........     $ 7,789,791
                                                                    ===========


   The accompanying notes are an integral part of these financial statements.

CFC International, Inc.
Employees' Savings and Investment Plan

Notes to Financial Statements
--------------------------------------------------------------------------------



  1.   Plan Description

       The following description of the CFC International, Inc. Employees' Savings and Investment Plan (the "Plan") is provided for general information purposes only. Interested parties should refer to the summary plan description or plan agreement for more complete details of the Plan's provisions.

       The Plan is a defined contribution plan whose purpose is to provide retirement benefits for eligible employees of CFC International, Inc. (the "Employer") who have completed at least one year of service and have attained age 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       LaSalle National Trust, N.A. ("Trustee") is the trustee of the Plan. The Trustee holds the Plan's investment assets and executes investment transactions.

       Contributions

       Eligible employees ("Participants") may contribute between 2% and 18% of their annual compensation under a salary deferral agreement, subject to limits imposed by the Internal Revenue Code. Of this amount up to 18% may be pre-tax contributions and up to 18% may be after-tax contributions. For each participant's salary deferral contribution up to a maximum of 4% of annual compensation, as defined, the Employer will make matching contributions of 50% of such participant's pre-tax contribution. In addition, the Employer can make a discretionary contribution to the Plan each year.

       Participant Accounts, Vesting and Forfeitures

       Participant accounts are credited with each participant's current contribution and a share of the Plan's earnings. The Employer's matching contributions are credited annually. The allocation of Plan earnings are based on the proportion that the balance of each participant's account invested in an investment fund bears to the total balance of all participants' accounts invested in that investment fund. Participants immediately vest in their own contributions and in the Employer's matching contributions. Participants gradually become vested in the Employer discretionary contribution, with full vesting after 7 years of service. Forfeitures of non-vested balances are allocated in a manner similar to the Employer discretionary contribution and plan earnings.

       Payment of Benefits

       The benefit to which a participant is entitled is the participant's share of contributions, plan earnings and vested portion of employer contributions. Upon termination of service, each participant may elect to receive his or her accumulated benefits either in lump sum or in installments over periods specified in the Plan. Upon retirement, death or termination, the participant or beneficiary is entitled to the vested value of the funds allocated to the participant's account. Based upon the participant's election with spousal consent, the distribution may be in a lump sum or in a series of installments over a period of time.

CFC International, Inc.
Employees' Savings and Investment Plan

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

       Participant Loans

       The Plan provides that a participant may borrow an amount of at least $1,000 in multiples of $100 not to exceed the lessor of 50% of the participant's vested account balance or $50,000 less the excess of the highest outstanding loan balance during the previous one year period over the outstanding balance as of the date of the loan. Each participant note carries an interest rate equal to the prime rate at the time of the loan plus 1%. Repayment occurs through payroll withholding over a period not to exceed 60 months, unless the loan is for the purchase or construction of a home, in which case the repayment period may extend to 180 months.

       Expenses

       All recordkeeping and administrative expenses incurred by the Plan were paid by the Employer in 2000 and 1999.

       Risks and Uncertainties

       The Plan provides for investment in various mutual funds, money market funds and certain equity securities. Such investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amount reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


  2.   Summary of Significant Accounting Policies

       Basis of Accounting

       The Plan's financial statements are prepared on the accrual basis of accounting.

       Investment Valuation and Investment Income

       Under provisions of the plan, participants may direct the Trustee to invest their contributions, as well as employer contribution, in any of the investment options available under the Plan.

       Investment options are mutual funds and equity securities, valued at fair value as determined by the Trustee, using quoted market prices when available. Loans to participants are carried at the outstanding principal amount which is estimated to approximate fair value. Interest rates on participant loans outstanding at December 31, 2000 were 7.1% to 10.5%.

       Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis.

       The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (deprecation) on those investments.

CFC International, Inc.
Employees' Savings and Investment Plan

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

       Contributions

       Employer discretionary contributions are recognized during the period in which approved by the Employer's board of directors. No discretionary contributions were made during the year ended December 31, 2000. Employer matching and employee contributions are recognized during the period in which the participant's related compensation is earned.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make significant estimates with respect to net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


  3.   Investments

       The following table presents individual participant direct investment options that represent 5% or more of the Plan's net assets as of December 31:

                                                        2000             1999
                                                        ----             ----

LaSalle S&P 500 Index Fund ...................       $4,001,792       $4,559,214
ABN AMRO Treasury Money Market Fund ..........        1,053,866          923,180
ABN AMRO International Equity Fund ...........          434,028          710,388
ABN AMRO Small Cap Fund ......................          478,541          556,745
ABN AMRO Fixed Income Fund ...................        1,512,199        1,297,640


  4.   Party-in-Interest Transactions

       Party-in interest transactions consisted of loans made to participants, and investments in the CFC International Unitized Stock Fund. In addition, since all investments, other than loans to participants, are held by the Trustee, such investments constitute party-in interest transactions.


  5.   Tax Status

       The Plan is intended to meet the requirements of Section 401(a) of the International Revenue Code and therefore be exempt from federal income tax under Section 501(a) of the Code. On September 12, 1995, the Plan's management received a favorable determination letter from the Internal Revenue Service indicating the Plan, as then designed, was in compliance with Section 401(a) of the Code. The Plan has been subsequently amended. The Plan's management believes the Plan continues to satisfy the requirements of Section 401(a) of the Code.

CFC International, Inc.
Employees' Savings and Investment Plan

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

  6.   Termination of Plan

       The Employer believes the Plan will continue without interruption, however, it has the right to amend or terminate the Plan at any time. Should the Plan be terminated, participant account balances become 100% vested and Plan assets, after allowances for expenses of administration or liquidation, are to be allocated proportionately to each participant based on the net aggregate value of the participants' investments determined as of the date of Plan discontinuance.


  7.   Non-Exempt Transactions

       During 1999 the Employer did not transfer payroll withholdings for one period amounting to $27,859 to the Plan's trustee within the required time period. During 2000 the amount was transferred by the Company with an incremental amount for interest.

                             SUPPLEMENTAL SCHEDULES

CFC International, Inc.
Employees' Savings and Investment Plan

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2000
--------------------------------------------------------------------------------
         (b)                             (c)
    Identity of Issue,       Description of Investment Including          (e)
    Borrower, Lessor,        Maturity Date, Rate of Interest,     (d)   Current
(a) or Similar Party         Collateral, Par or Maturity Value   Cost    Value

 *  ABN AMRO Treasury        ABN AMRO Treasury Money Market Fund      $1,053,866

 *  LaSalle National Trust   LaSalle S&P 500 Index Fund                4,001,792

 *  ABN AMRO Treasury        ABN AMRO International Equity Fund          434,028

 *  ABN AMRO Treasury        ABN AMRO Small Cap Fund                     478,541

 *  ABN AMRO Treasury        ABN AMRO Fixed Income Fund                1,512,199

 *  CFC International, Inc.  CFC Unitized Stock Fund                     194,809

 *  Participant loans        7.1% to 10.5% interest                       68,403
                                                                      ----------
       Total assets                                                   $7,743,638
                                                                      ==========


* Denotes party-in-interest transaction

CFC International, Inc.
Employees' Savings and Investment Plan

Schedule of Non-Exempt Transactions
December 31, 2000
--------------------------------------------------------------------------------


(a) Identity of Party Involved                         CFC International, Inc.


(b) Relationship to Plan, Employer or
    Other Party-in-Interest                            Plan Sponsor/Employer

(c) Description of Transactions Including
    Maturity Date, Rate of Interest, Collateral,       Loan of plan assets to
    Par or Maturity Value                              employer

(d) Purchase Price

(e) Selling Price

(f) Lease Rental

(g) Expenses Incurred in Connection With
    Transaction

(h) Cost of Asset                                      $27,859

(i) Current Value of Asset                             $27,859

(j) Net Gain or (loss) on Each Transaction             $    --

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            CFC INTERNATIONAL, INC. EMPLOYEES'
                                            SAVINGS AND INVESTMENT PLAN



                                            BY:  /s/ Dennis W. Lakomy
                                            Dennis W. Lakomy
                                            Plan Administrator



Date:  June 15, 2001

                                                                 EXHIBIT 23






                       CONSENT OF INDEPENDENT ACCOUNTANTS





We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-2978 and 333-32481) of CFC International, Inc. of our report dated May 25, 2001 relating to the financial statements of the CFC International, Inc. Employees' Savings and Investment Plan, which appears in this Form 11-K.






PricewaterhouseCoopers LLP
Chicago, Illinois
June 15, 2001